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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien
Shannon Buskirk
Sandra Wall
John Hodgin
Irene Barberena-Meissner
Kevin Dougherty

Re:	Diversified Energy Company plc Draft Registration Statement on Form F-1
Confidentially submitted on September 2, 2022
CIK No. 0001922446

Ladies and Gentlemen:

On behalf of Diversified Energy Company plc (the “Company”), we are hereby confidentially submitting a fourth Draft Registration Statement on Form F-1 (“Submission No. 4”) through EDGAR. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 29, 2022 (“Submission No. 2”), as further amended by Amendment No. 2 to the Draft Submission on September 2, 2022 (“Submission No. 3”). Submission No. 4 has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on September 22, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 4.

October 6, 2022

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 11

1.	With regard to your announced acquisition of certain upstream assets in the Central Region, we note your statement that "Based on our management's estimates of PDP reserves and NYMEX strip pricing, the purchase price represents an approximately PV17 valuation." Please revise your disclosure to explain the meaning of a "purchase price that represents an approximately PV17 valuation" in plain English.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised pages 11 and 63-64.

2.	You disclose that in August, you amended and restated the credit agreement governing your Credit Facility by entering into the Amended and Restated Revolving Credit Agreement, dated as of August 2, 2022. You further disclose that the amendment enhances the alignment with your stated ESG initiatives by including sustainability performance targets similar to those included in the ABS V Notes. We note a press release on your website that lists three sustainability-linked performance targets ("SPTs") related to this credit agreement: Greenhouse gas emissions (GHG) intensity reduction targets (Scope 1 & 2); Asset Retirement targets above current levels; and Safety-related performance targeting a decrease in Total Recordable Incident Rate ("TRIR"). Please disclose the SPTs you are to achieve, the measurement period, and any financial and/or structural characteristics of your credit agreement that vary depending on whether achieve your SPTs. Please also disclose whether you or a third-party will assess your performance and confirm that any such assessment will be made publicly available.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised page 83.

Summary Consolidated Financial and Other Data

Total Operating Cost per Boe, page 20

3.	We note the revision you made in response to prior comment 2. Based on the presentation on page 20, it appears that further revision to the title of the non-IFRS measure is necessary as the calculation results in a Total Adjusted Operating Cost per Boe.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised pages ix and 20.

Liquidity and Capital Resources

Debt, page 82

4.	We note your disclosure on pages 83-85 that based on whether certain performance metrics are achieved, each of ABS I, ABS II, ABS III, ABS IV and ABS V are required to apply up to 100% of excess cash flow to pay down additional principal, with the remaining proceeds remaining with you. Please disclose these performance metrics, and explain the criteria or process that determines what level of excess cash you will be required to use to pay down additional principal, and how often or at what interval such performance metrics will be assessed and whether you or a third-party will assess your performance and whether any such assessment would be publicly available.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised pages 84-86.

October 6, 2022

Recent Developments, page 11

5.	You disclose that in connection with the issuance of the ABS III and ABS IV Notes, you retained an independent international provider of ESG research and services to provide and maintain a “sustainability score” with respect to Diversified Energy Company plc and to the extent such score is below that which was received at the initial issuance of the ABS III and ABS IV Notes as of any determination date, the interest payable with respect to the subsequent interest accrual period will increase by five basis points. Please also discuss what is a "determination" date and explain how often your “sustainability score" will be updated with the possibility to increase your interest payable. Please also disclose where your “sustainability score" and any updates to such score will be made publicly available for investors to evaluate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised page 85-86.

6.

We note disclosure of a second party opinion received from a third-party that certified the terms of the ABS V Notes as being aligned with the framework for sustainability-bonds of the International Capital Markets Association (“ICMA"). You further disclose, among other items, the selection of key performance indicators (“KPIs”), (2) the calibration of SPTs, (3) variation of bond characteristics depending on whether the KPIs meet the SPTs, and (4) regular reporting of the status of the KPIs and whether SPTs have been met. In terms of sustainability performance targets that you must achieve, you disclose that you must achieve, and have certified by April 28, 2027 (1) a reduction in Scope 1 and Scope 2 greenhouse gas emissions intensity to 2.85 metric tons of carbon dioxide equivalent per million cubic feet of natural gas equivalent (“MT CO2e/MMcfe”) and/or (2) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe. For each SPT that you fail to meet, or have certified by an external verifier that you have met, by April 28, 2027, you disclose that the interest rate payable with respect to the ABS V Notes will be increased by 25 basis points. Please revise to define "SPT."  Please also disclose where you intend to make publicly available for investors to evaluate the regular reporting of the status of your KPIs and whether your SPT's have been met.

Additionally, please disclose where your second party opinion is publicly available, and confirm that the ultimate independent verification of SPT performance by an external reviewer will be made publicly available.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 4 accordingly. Please see revised pages 83 and 86-87.

* *

October 6, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (737) 910-7363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David J. Miller
David J. Miller
of LATHAM & WATKINS LLP

cc:	(via email)
Benjamin Sullivan, Diversified Energy Company plc
Ryan Lynch, Latham & Watkins LLP